UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 24, 2022

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	1-12935	20-0467835
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*
5851 Legacy Circle Plano, Texas	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 2 – Financial Information

Item 2.02 – Results of Operations and Financial Condition

On February 24, 2022, Denbury Inc. issued a press release announcing its fourth quarter and full-year 2021 financial and operating results, and a separate press release announcing current estimates of its 2022 capital budget and 2022 sales volumes. Copies of the press releases are attached as Exhibits 99.1 and 99.2 hereto, respectively.

The information furnished in this Item 2.02 and in Exhibits 99.1 and 99.2 hereto shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended (the "Securities Act"), or the 1934 Act, regardless of any general incorporation language in any such document.

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosures

On February 24, 2022, Denbury Inc. issued a press release providing an update of its carbon capture, utilization, and sequestration business. A copy of the press release is attached as Exhibit 99.3 hereto.

The information furnished in this Item 7.01 and in Exhibit 99.3 hereto shall not be deemed "filed" for purposes of the 1934 Act, and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Reports 2021 Fourth Quarter and Full-Year Results – Press Release dated February 24, 2022.
99.2*	Denbury Announces 2022 Capital Plan and Production Guidance – Press Release dated February 24, 2022.
99.3*	Denbury Provides CCUS Update – Press Release dated February 24, 2022.
104	The cover page from the Company's Current Report on Form 8-K dated February 24, 2022, has been formatted in Inline XBRL.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Inc.
(Registrant)

Date: February 24, 2022	By:	/s/ James S. Matthews
		James S. Matthews
		Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Denbury

News Release

DENBURY REPORTS 2021 FOURTH QUARTER AND FULL-YEAR RESULTS

PLANO, TX – February 24, 2022 – Denbury Inc. (NYSE: DEN) ("Denbury" or the "Company") today provided its fourth quarter and full-year 2021 financial and operating results.

	4Q 2021		FY 2021	
(in thousands, except per-share and volume data)	Total	Per Diluted Share	Total	Per Diluted Share
Net Income	$120,631	$2.19	$56,002	$1.04
Adjusted net income[1][2] (non-GAAP)	41,670	0.76	137,646	2.56
Adjusted EBITDAX[1] (non-GAAP)	81,466		316,422	
Cash flows from operations	69,601		317,158	
Adjusted cash flows from operations[1] (non-GAAP)	82,824		312,115	
Development capital expenditures	78,350		252,171	
Average daily sales volumes (BOE/d)	48,882		48,770	
Blue Oil (% oil volumes using industrial-sourced CO_2)	25%		24%	
Industrial-sourced CO_2 injected (thousand metric tons)	841		3,271	

FULL YEAR 2021 FINANCIAL AND OPERATING HIGHLIGHTS

- Set a fifth consecutive Company annual record for employee and contractor safety, achieving a Total Recordable Incident Rate of 0.40. Over 600,000 man-hours were completed on the Cedar Creek Anticline ("CCA") CO_2 pipeline and EOR project without a recordable safety incident.
- Completed the 105-mile CCA CO_2 pipeline ahead of schedule and under budget, which made Denbury the largest operator of CO_2 pipelines in the U.S. by mileage.
- Received third-party verification of the negative Carbon Intensity ("CI") of Denbury's blue oil production at the West Hastings and Bell Creek CO_2 floods, resulting in a CI score ranging between -40 to -20 grams of CO_2 equivalent emitted per megajoule of energy.
- Acquired the Big Sand Draw and Beaver Creek EOR fields in Wyoming, including surface facilities and a 46-mile CO_2 transportation pipeline.
- Divested non-producing surface acreage in the Houston area for $15 million, and sold undeveloped deep mineral rights in Wyoming for $18 million.
- Generated more than $55 million of free cash flow[1] (a non-GAAP measure).

(1)   A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.
(2)   Calculated using weighted average diluted shares outstanding of 55.1 million and 53.8 million for the quarter and year ended December 31, 2021, respectively.

- Invested $252 million of development capital, at the low end of the Company's original development capital guidance range.
- Reduced the Company's total debt by $103 million over the last year, and exited 2021 with $532 million of financial liquidity (cash on hand and borrowing capacity under the Company's existing credit facility).

2021 CCUS HIGHLIGHTS

- Established the Denbury Carbon Solutions team to drive the Company's CCUS strategy.
- Executed a term sheet with Mitsubishi Corporation for the transport and storage of CO_2 captured from Mitsubishi's proposed ammonia project along the U.S. Gulf Coast. The agreement covers a 20-year period, and Mitsubishi's project is targeted to produce associated CO_2 emissions of approximately 1.8 million metric tons per year, beginning in the latter half of the decade.
- Commenced a joint evaluation with Mitsui E&P USA LLC of potential opportunities across the U.S. Gulf Coast to develop carbon-negative oil assets utilizing industrial-sourced CO_2. As part of the evaluation, the parties seek to jointly pursue CO_2 offtake opportunities from Mitsui's potential projects along the Gulf Coast.
- Announced joint development of a Texas Gulf Coast sequestration site with Gulf Coast Midstream Partners, with the potential to store up to 400 million metric tons of CO_2. The EPA Class VI permitting process has been initiated and sequestration is estimated to be available by early 2025.

EXECUTIVE COMMENT

Chris Kendall, Denbury's President and CEO, commented, "I am incredibly proud of our dedicated employees' achievements throughout 2021 despite many challenges, including the ongoing pandemic and its impacts. First and foremost, we set another record on safety performance, the top priority for me and the entire Denbury leadership team. We further established the framework upon which we will execute our CCUS vision, placing Denbury as the leader in this evolving industry. Within our core operations, we completed the CCA CO_2 pipeline project on time and under budget, and I thank our employees and contractors for their exceptional efforts in achieving this great outcome. We successfully initiated the CCA CO_2 flood which we expect will be one of the largest CO_2 floods in the world, and I'm pleased to share that we started Phase 1 injection early this month. This important milestone will greatly enhance our EOR business and increase Denbury's production of carbon negative blue oil, which we believe will become a highly desired commodity. Further and importantly, our strong EOR business will provide significant cash flow with which to fund our CCUS investments.

As we enter 2022, we are extremely excited about what lies ahead for Denbury. Our expansive CO_2 pipeline network and proven track record in all aspects of CO_2 transportation and injection positions Denbury as the ideal partner to provide CCUS solutions. We demonstrate our expertise continuously by safely transporting and injecting the nearly ten thousand tons of CO_2 we receive daily from our industrial partners into underground formations. We built on these strengths in 2021 with the execution and establishment of several new CCUS agreements that further set the stage for even greater success in our CCUS operations. My aspiration is that all of Denbury's existing and future CCUS customers will recognize Denbury as the experienced and accountable partner upon whom they can rely to safely handle their captured CO_2 for decades to come."

FOURTH QUARTER 2021 FINANCIAL AND OPERATING RESULTS

Denbury's fourth quarter 2021 total revenues and other income totaled $362 million, a five percent increase over third quarter 2021 levels, driven primarily by an improvement in underlying commodity prices and improved oil price differentials. The Company's fourth quarter 2021 average pre-hedge realized oil price was $75.68 per barrel ("Bbl"), which was $1.22 per Bbl below NYMEX WTI oil prices. Denbury's average differential improved more than 50 cents per Bbl from the third quarter of 2021 as values for the Company's Gulf Coast and Rocky Mountain region sales volumes both improved relative to WTI.

Oil and natural gas sales volumes averaged 48,882 BOE/d during the fourth quarter of 2021, down modestly from the third quarter of 2021 and lower than expectations primarily as a result of unplanned downtime in December. In addition, lower volumes at CCA were attributed to increased oil prices and profitability resulting in more volumes allocated to the third-party net profits interest in that field. Oil represented 97% of the Company's fourth quarter 2021 volumes, with 25% of the Company's oil produced through the injection of industrial-sourced CO_2, resulting in carbon-negative blue oil.

Lease operating expense in the fourth quarter of 2021 was $116 million, or $25.75 per BOE, consistent with the Company's expectation. The slight increase on a per BOE basis from the third quarter 2021 was primarily related to higher commodity prices as higher oil prices increase the Company's CO_2 costs and higher natural gas prices increase power expenses. Transportation and marketing expenses for the quarter totaled $7 million, consistent with the third quarter of 2021 and reflecting improved contractual arrangements for certain of the Company's Rocky Mountain region oil volumes.

General and administrative expenses were $16 million in the fourth quarter of 2021, in line with expectations and relatively consistent with the third quarter of the year. Depletion, depreciation, and

amortization ("DD&A") expense was $37 million during the fourth quarter of 2021, or $8.25 per BOE, essentially flat with the third quarter of the year.

Commodity derivatives expense totaled $23 million in the final quarter of 2021, comprised of cash payments on hedges that settled in the quarter of $98 million, offset by a $75 million non-cash gain representing mark-to-market changes in the value of the Company's hedging portfolio. The Company's effective tax rate for the fourth quarter of 2021 was negligible, as virtually all of the tax expense/benefit generated is currently fully offset by a change in valuation allowance on its federal and state deferred tax assets.

CAPITAL EXPENDITURES

Fourth quarter 2021 development capital expenditures totaled $78 million, bringing full-year 2021 capital expenditures to a total of $252 million, close to the low end of the Company's original annual guidance range of $250 million to $270 million. Nearly 60% of the fourth quarter total was dedicated to the CCA EOR project, including the completion of the 105-mile CO_2 pipeline from Bell Creek to CCA, the booster station install, and the infield distribution system to prepare for CO_2 injection. The CCA CO_2 Pipeline was completed ahead of schedule and under budget. Line fill of CO_2 was also completed in 2021, and CO_2 injection into the Cedar Hills South and East Lookout Butte fields commenced in early February 2022. Tertiary oil production response is anticipated in the second half of 2023.

2021 PROVED RESERVES

The Company's total estimated proved oil and natural gas reserves as of December 31, 2021, were 192 million barrels of oil equivalent (MMBOE), consisting of 189 million barrels of crude oil and 17 billion cubic feet of natural gas. Proved reserves increased by 49 MMBOE during 2021, primarily resulting from increased commodity pricing utilized in determining economic reserves. As of the end of 2021, 95% of proved reserves were proved developed.

Year-end 2021 estimated proved reserves and the discounted net present value of Denbury's proved reserves, using a 10% per annum discount rate ("PV-10 Value")[1] (a non-GAAP measure), were computed using first-day-of-the-month 12-month average prices of $66.56 per Bbl for oil (based on NYMEX prices) and $3.60 per million British thermal unit ("MMBtu") for natural gas (based on Henry Hub cash prices), adjusted for prices received at the field. Comparative prices for 2020 were $39.57 per Bbl of oil and $1.99 per MMBtu for natural gas, adjusted for prices received at the field. The PV-10 Value[1] of Denbury's proved reserves was $2.7 billion at December 31, 2021, compared to $0.7 billion at December 31, 2020.

Denbury's estimated proved CO_2 reserves at year-end 2021 were 5.5 trillion cubic feet ("Tcf"), including 4.5 Tcf at Jackson Dome in Mississippi (on a gross basis) and 1.0 Tcf at LaBarge Field in Wyoming (overriding royalty interest). Total CO_2 reserves reflected a slight reduction from year-end 2020 due to 2021 production.

CONFERENCE CALL AND WEBCAST INFORMATION

Denbury management will host a conference call to review and discuss fourth quarter and full-year 2021 financial and operating results, as well as its outlook for 2022, today, Thursday, February 24, at 11:00 a.m. Central Time (12:00 p.m. Eastern Time). Additionally, Denbury will post supporting materials on its website before market open today. The presentation webcast will be available, both live and for replay, on the Investor Relations page of the Company's website at www.denbury.com. Individuals who would like to participate in the conference call should dial the following numbers shortly before the scheduled start time: 877.705.6003 or 201.493.6725 with confirmation number 13723080.

Denbury is an independent energy company with operations and assets focused on Carbon Capture, Use, and Storage (CCUS) and Enhanced Oil Recovery (EOR) in the Gulf Coast and Rocky Mountain regions. For over two decades, the Company has maintained a unique strategic focus on utilizing CO_2 in its EOR operations and since 2012 has also been active in CCUS through the injection of captured industrial-sourced CO_2. The Company currently injects over three million tons of captured industrial-sourced CO_2 annually, and its objective is to fully offset its Scope 1, 2, and 3 CO_2 emissions within this decade, primarily through increasing the amount of captured industrial-sourced CO_2 used in its operations. For more information about Denbury, visit www.denbury.com.

<p style="text-align:center">#   #   #</p>

This press release, other than historical information, contains forward-looking statements that involve risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on financial and market, engineering, geological and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY IR CONTACTS:
Brad Whitmarsh, 972.673.2020, brad.whitmarsh@denbury.com
Beth Bierhaus, 972.673.2554, beth.bierhaus@denbury.com

FINANCIAL AND STATISTICAL DATA TABLES AND RECONCILIATION SCHEDULES

References below to "Successor" refer to the new Denbury reporting entity after the Company's emergence from bankruptcy on September 18, 2020 (the "Emergence Date"), and references to "Predecessor" refer to the Denbury entity prior to emergence from bankruptcy. The following tables include selected unaudited financial and operational information for the Successor three month and annual periods ended December 31, 2021, Successor period from October 1, 2020 through December 31, 2020 and September 19, 2020 through December 31, 2020; Predecessor period from January 1, 2020 through September 18, 2020; and certain Combined information for the year ended December 31, 2020, in order to assist investors in understanding the comparability of the Company's financial and operational results for the applicable periods. All sales volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

DENBURY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

The following information is based on GAAP reported earnings. Additional required disclosures will be included in the Company's Form 10-K:

	Quarter Ended	
In thousands, except per-share data	December 31, 2021	December 31, 2020
Revenues and other income		
Oil sales	$ 329,308	$ 177,458
Natural gas sales	4,040	1,329
CO_2 sales and transportation fees	12,576	8,452
Oil marketing revenues	12,204	5,225
Other income	3,770	4,603
Total revenues and other income	361,898	197,067
Expenses		
Lease operating expenses	115,819	89,750
Transportation and marketing expenses	6,513	9,251
CO_2 operating and discovery expenses	2,191	1,734
Taxes other than income	25,891	14,511
Oil marketing purchases	11,971	5,179
General and administrative expenses	16,437	17,735
Interest, net of amounts capitalized of $1,085 and $1,078, respectively	690	1,481
Depletion, depreciation, and amortization	37,118	40,529
Commodity derivatives expense (income)	22,832	65,937
Write-down of oil and natural gas properties	—	1,006
Other expenses	903	5,908
Total expenses	240,365	253,021
Income (loss) before income taxes	121,533	(55,954)
Income tax provision (benefit)		
Current income taxes	504	24
Deferred income taxes	398	(2,562)
Net income (loss)	$ 120,631	$ (53,416)
Net income (loss) per common share		
Basic	$ 2.35	$ (1.07)
Diluted	$ 2.19	$ (1.07)
Weighted average common shares outstanding		
Basic	51,247	50,000
Diluted	55,114	50,000

In thousands, except per-share data	Year Ended Dec. 31, 2021 Successor	Year Ended Dec. 31, 2020 Combined (Non-GAAP)[1]	Period from Sept. 19, 2020 through Dec. 31, 2020 Successor	Period from Jan. 1, 2020 through Sept. 18, 2020 Predecessor
Revenues and other income				
Oil sales	$ 1,148,022	$ 689,020	$ 199,769	$ 489,251
Natural gas sales	11,933	4,189	1,339	2,850
CO_2 sales and transportation fees	44,175	30,468	9,419	21,049
Oil marketing revenues	38,742	13,919	5,376	8,543
Other income	15,288	13,116	4,697	8,419
Total revenues and other income	1,258,160	750,712	220,600	530,112
Expenses				
Lease operating expenses	424,550	351,505	101,234	250,271
Transportation and marketing expenses	28,817	37,759	10,595	27,164
CO_2 operating and discovery expenses	6,678	4,568	1,976	2,592
Taxes other than income	91,390	60,115	16,584	43,531
Oil marketing purchases	37,734	13,717	5,318	8,399
General and administrative expenses	79,258	67,992	19,470	48,522
Interest, net of amounts capitalized of $4,585, $24,146, $1,261 and $22,885, respectively	4,147	50,082	1,815	48,267
Depletion, depreciation, and amortization	150,640	234,405	45,812	188,593
Commodity derivatives expense (income)	352,984	(40,130)	61,902	(102,032)
Gain on debt extinguishment	—	(18,994)	—	(18,994)
Write-down of oil and natural gas properties	14,377	997,664	1,006	996,658
Restructuring items, net	—	849,980	—	849,980
Other expenses	10,816	43,940	8,072	35,868
Total expenses	1,201,391	2,652,603	273,784	2,378,819
Income (loss) before income taxes	56,769	(1,901,891)	(53,184)	(1,848,707)
Income tax provision (benefit)				
Current income taxes	403	(7,230)	30	(7,260)
Deferred income taxes	364	(411,425)	(2,556)	(408,869)
Net income (loss)	$ 56,002	$ (1,483,236)	$ (50,658)	$ (1,432,578)
Net income (loss) per common share				
Basic	$ 1.10		$ (1.01)	$ (2.89)
Diluted	$ 1.04		$ (1.01)	$ (2.89)
Weighted average common shares outstanding				
Basic	50,918		50,000	495,560
Diluted	53,818		50,000	495,560

(1) Combined results for the year ended December 31, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the year ended December 31, 2020 reported in accordance with GAAP.

DENBURY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended	
In thousands	December 31, 2021	December 31, 2020
Cash flows from operating activities		
Net income (loss)	$ 120,631	$ (53,416)
Adjustments to reconcile net income (loss) to cash flows from operating activities		
Depletion, depreciation, and amortization	37,118	40,529
Write-down of oil and natural gas properties	—	1,006
Deferred income taxes	398	(2,562)
Stock-based compensation	2,534	8,212
Commodity derivatives expense	22,832	65,937
Receipt (payment) on settlements of commodity derivatives	(97,774)	14,429
Debt issuance costs and discounts	685	685
Gain from asset sales and other	(3,583)	(3,546)
Other, net	(17)	608
Changes in assets and liabilities, net of effects from acquisitions		
Accrued production receivable	1,004	(17,126)
Trade and other receivables	1,525	14,201
Other current and long-term assets	3,053	(2,500)
Accounts payable and accrued liabilities	(18,984)	(59,187)
Oil and natural gas production payable	6,183	4,152
Other liabilities	(6,004)	(4,006)
Net cash provided by operating activities	69,601	7,416
Cash flows from investing activities		
Oil and natural gas capital expenditures	(37,870)	(15,839)
Acquisitions of oil and natural gas properties	(52)	(81)
Pipeline capital expenditures	(50,100)	(612)
Net proceeds from sales of oil and natural gas properties and equipment	—	58
Other	3,331	16,150
Net cash used in investing activities	(84,691)	(324)
Cash flows from financing activities		
Bank repayments	(236,000)	(135,000)
Bank borrowings	271,000	120,000
Costs of debt financing	—	(8)
Pipeline financing repayments	(17,332)	(22,884)
Other	(696)	1,638
Net cash provided by (used in) financing activities	16,972	(36,254)
Net increase (decrease) in cash, cash equivalents, and restricted cash	1,882	(29,162)
Cash, cash equivalents, and restricted cash at beginning of period	48,462	71,410
Cash, cash equivalents, and restricted cash at end of period	$ 50,344	$ 42,248

In thousands	Year Ended Dec. 31, 2021 Successor	Year Ended Dec. 31, 2020 Combined (Non-GAAP)[1]	Period from Sept. 19, 2020 through Dec. 31, 2020 Successor	Period from Jan. 1, 2020 through Sept. 18, 2020 Predecessor
Cash flows from operating activities				
Net income (loss)	$ 56,002	$ (1,483,236)	$ (50,658)	$ (1,432,578)
Adjustments to reconcile net income (loss) to cash flows from operating activities				
Noncash reorganization items, net	—	810,909	—	810,909
Depletion, depreciation, and amortization	150,640	234,405	45,812	188,593
Write-down of oil and natural gas properties	14,377	997,664	1,006	996,658
Deferred income taxes	364	(411,425)	(2,556)	(408,869)
Stock-based compensation	25,322	12,323	8,212	4,111
Commodity derivatives expense (income)	352,984	(40,130)	61,902	(102,032)
Receipt (payment) on settlements of commodity derivatives	(277,240)	102,485	21,089	81,396
Gain on debt extinguishment	—	(18,994)	—	(18,994)
Debt issuance costs and discounts	2,740	12,370	799	11,571
Gain from asset sales and other	(10,609)	(10,269)	(3,546)	(6,723)
Other, net	(2,465)	8,359	1,197	7,162
Changes in assets and liabilities, net of effects from acquisitions				
Accrued production receivable	(51,944)	47,986	21,411	26,575
Trade and other receivables	(284)	(6,776)	15,567	(22,343)
Other current and long-term assets	10,390	(1,052)	(1,795)	743
Accounts payable and accrued liabilities[2]	28,500	(83,269)	(67,167)	(16,102)
Oil and natural gas production payable	29,351	(13,704)	(6,912)	(6,792)
Other liabilities	(10,970)	(3,912)	(4,035)	123
Net cash provided by operating activities	317,158	153,734	40,326	113,408
Cash flows from investing activities				
Oil and natural gas capital expenditures	(150,911)	(117,546)	(17,964)	(99,582)
Acquisitions of oil and natural gas properties	(10,979)	(82)	(82)	—
Pipeline capital expenditures	(69,223)	(12,219)	(618)	(11,601)
Net proceeds from sales of oil and natural gas properties and equipment	19,053	42,260	938	41,322
Other	9,128	28,589	15,842	12,747
Net cash used in investing activities	(202,932)	(58,998)	(1,884)	(57,114)
Cash flows from financing activities				
Bank repayments	(933,000)	(741,000)	(190,000)	(551,000)
Bank borrowings	898,000	811,000	120,000	691,000
Interest payments treated as a reduction of debt	—	(46,417)	—	(46,417)
Cash paid in conjunction with debt repurchases	—	(14,171)	—	(14,171)
Costs of debt financing	—	(12,490)	(8)	(12,482)
Pipeline financing repayments	(68,008)	(74,730)	(22,938)	(51,792)
Other	(3,122)	(7,725)	1,638	(9,363)
Net cash provided by (used in) financing activities	(106,130)	(85,533)	(91,308)	5,775
Net increase (decrease) in cash, cash equivalents, and restricted cash	8,096	9,203	(52,866)	62,069
Cash, cash equivalents, and restricted cash at beginning of period	42,248	33,045	95,114	33,045
Cash, cash equivalents, and restricted cash at end of period	$ 50,344	$ 42,248	$ 42,248	$ 95,114

(1) Combined results for the year ended December 31, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the year ended December 31, 2020 reported in accordance with GAAP.

(2) Working capital changes during the Successor period from September 19, 2020 through December 31, 2020 and the combined year ended December 31, 2020 include an approximately $52 million cash outflow related to settlement of the Riley Ridge helium supply contract claim with APMTG Helium, LLC ("APMTG").

DENBURY INC.
CONSOLIDATED BALANCE SHEETS

In thousands, except par value and share data	December 31, 2021	December 31, 2020
Assets		
Current assets		
Cash and cash equivalents	$ 3,671	$ 518
Restricted cash	—	1,000
Accrued production receivable	143,365	91,421
Trade and other receivables, net	19,270	19,682
Derivative assets	—	187
Prepaids	9,099	14,038
Total current assets	175,405	126,846
Property and equipment		
Oil and natural gas properties (using full cost accounting)		
Proved properties	1,109,011	851,208
Unevaluated properties	112,169	85,304
CO_2 properties	183,369	188,288
Pipelines	224,394	133,485
Other property and equipment	93,950	86,610
Less accumulated depletion, depreciation, amortization and impairment	(181,393)	(41,095)
Net property and equipment	1,541,500	1,303,800
Operating lease right-of-use assets	19,502	20,342
Intangible assets, net	88,248	97,362
Other assets	78,298	86,408
Total assets	$ 1,902,953	$ 1,634,758
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 191,598	$ 112,671
Oil and gas production payable	75,899	49,165
Derivative liabilities	134,509	53,865
Current maturities of long-term debt	—	68,008
Operating lease liabilities	4,677	1,350
Total current liabilities	406,683	285,059
Long-term liabilities		
Long-term debt, net of current portion	35,000	70,000
Asset retirement obligations	284,238	179,338
Derivative liabilities	—	5,087
Deferred tax liabilities, net	1,638	1,274
Operating lease liabilities	17,094	19,460
Other liabilities	22,910	20,872
Total long-term liabilities	360,880	296,031
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $.001 par value, 50,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.001 par value, 250,000,000 shares authorized; 50,193,656 and 49,999,999 shares issued, respectively	50	50
Paid-in capital in excess of par	1,129,996	1,104,276
Retained earnings (accumulated deficit)	5,344	(50,658)
Total stockholders' equity	1,135,390	1,053,668
Total liabilities and stockholders' equity	$ 1,902,953	$ 1,634,758

DENBURY INC.
OPERATING HIGHLIGHTS (UNAUDITED)

All sales volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

	Quarter Ended December 31,		Year Ended December 31,	
	2021	2020	2021	2020
Average daily sales (BOE/d)				
Tertiary				
Gulf Coast region	23,933	25,794	24,306	26,675
Rocky Mountain region	8,882	7,086	8,475	7,460
Total tertiary sales	32,815	32,880	32,781	34,135
Non-tertiary				
Gulf Coast region	3,929	3,523	3,683	4,001
Rocky Mountain region	12,138	12,402	12,306	13,015
Total non-tertiary sales	16,067	15,925	15,989	17,016
Total Company				
Oil (Bbls/d)	47,298	47,471	47,281	49,828
Natural gas (Mcf/d)	9,508	8,002	8,933	7,938
BOE/d (6:1)	48,882	48,805	48,770	51,151
Unit sales price (excluding derivative settlements)				
Gulf Coast region				
Oil (per Bbl)	$ 75.48	$ 40.81	$ 66.48	$ 38.44
Natural gas (per mcf)	5.01	2.37	3.97	1.98
Rocky Mountain region				
Oil (per Bbl)	$ 75.95	$ 40.36	$ 66.58	$ 36.79
Natural gas (per mcf)	4.34	1.07	3.44	0.77
Total Company				
Oil (per Bbl)[1]	$ 75.68	$ 40.63	$ 66.52	$ 37.78
Natural gas (per mcf)	4.62	1.81	3.66	1.44
BOE (6:1)	74.12	39.82	65.16	37.03

(1) Total company realized oil prices including derivative settlements were $53.21 per Bbl and $43.94 per Bbl during the three months ended December 31, 2021 and 2020, respectively, and $50.46 per Bbl and $43.40 per Bbl during the year ended December 31, 2021 and 2020, respectively.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (loss) (GAAP measure) to adjusted net income (non-GAAP measure)

Adjusted net income is a non-GAAP measure provided as a supplement to present an alternative net income (loss) measure which excludes expense and income items (and their related tax effects) not directly related to the Company's ongoing operations. Management believes that adjusted net income may be helpful to investors by eliminating the impact of noncash and/or special items not indicative of the Company's performance from period to period, and is widely used by the investment community, while also being used by management, in evaluating the comparability of the Company's ongoing operational results and trends. Adjusted net income should not be considered in isolation, as a substitute for, or more meaningful than, net income (loss) or any other measure reported in accordance with GAAP, but rather to provide additional information useful in evaluating the Company's operational trends and performance.

	Quarter Ended December 31, 2021		Quarter Ended December 31, 2020	
	Successor		Successor	
In thousands, except per-share data	Amount	Per Diluted Share	Amount	Per Diluted Share
Net income (loss) (GAAP measure)	$ 120,631	$ 2.19	$ (53,416)	$ (1.07)
Adjustments to reconcile to adjusted net income (non-GAAP measure)				
Noncash fair value losses (gains) on commodity derivatives[2]	(74,942)	(1.36)	80,366	1.61
Write-down of oil and natural gas properties[4]	—	—	1,006	0.02
Expense associated with restructuring[8]	—	—	4,061	0.08
Insurance reimbursements[9]	(2,399)	(0.04)	—	—
Noncash fair value adjustment - contingent consideration[10]	270	0.00	—	—
Other[11]	(1,890)	(0.03)	(2,896)	(0.06)
Estimated income taxes on above adjustments to net income (loss) and other discrete tax items[12]	—	—	—	—
Adjusted net income (non-GAAP measure)	$ 41,670	$ 0.76	$ 29,121	$ 0.58

	Year Ended Dec. 31, 2021		Year Ended Dec. 31, 2020
	Successor		Combined (Non-GAAP)[1]
In thousands, except per-share data	Amount	Per Diluted Share	Amount
Net income (loss) (GAAP measure)	$ 56,002	$ 1.04	$ (1,483,236)
Adjustments to reconcile to adjusted net income (non-GAAP measure)			
Noncash fair value losses on commodity derivatives[2]	75,744	1.41	62,355
Reorganization items, net[3]	—	—	849,980
Write-down of oil and natural gas properties[4]	14,377	0.27	997,664
Accelerated depreciation charge[5]	—	—	39,159
Gain on debt extinguishment[6]	—	—	(18,994)
Severance-related expense included in general and administrative expenses[7]	—	—	2,361
Expense associated with restructuring[8]	—	—	28,168
Insurance reimbursements[9]	(2,399)	(0.04)	(15,402)
Noncash fair value adjustment - contingent consideration[10]	2,346	0.04	—
Other[11]	(8,424)	(0.16)	727
Estimated income taxes on above adjustments to net income (loss) and other discrete tax items[12]	—	—	(418,655)
Adjusted net income (non-GAAP measure)	$ 137,646	$ 2.56	$ 44,127

(1) Combined results for the year ended December 31, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments,

certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable periods, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the year ended December 31, 2020 reported in accordance with GAAP.

(2) The net change between periods of the fair market values of open commodity derivative positions, excluding the impact of settlements on commodity derivatives during the period.

(3) Reorganization items, net represent (a) expenses incurred subsequent to the filing petition for Chapter 11 as a direct result of the prepackaged joint plan of reorganization, (b) gains or losses from liabilities settled, and (c) fresh start accounting adjustments.

(4) Full cost pool ceiling test write-downs related to the Company's oil and natural gas properties.

(5) Accelerated depreciation for an asset impairment as well as impaired unevaluated properties during the year ended December 31, 2020.

(6) Gain on debt extinguishment related to the open market repurchases during 2020.

(7) Severance-related expense associated with the Company's May-2020 involuntary workforce reduction.

(8) Expenses incurred before the petition date and after the Emergence Date related to advisor and professional fees associated with review of strategic alternatives and comprehensive restructuring of the Company's indebtedness.

(9) Insurance reimbursements during 2021 and 2020 associated with the 2020 Delta-Tinsley CO_2 pipeline repair and 2013 incident at Delhi Field, respectively.

(10) Expense related to the change in fair value of the contingent consideration payments related to our March 2021 Wind River Basin CO_2 EOR field acquisition.

(11) Other adjustments include (a) $3.3 million gain on land sales, slightly offset by $1.4 million asset retirement obligation impairment during the three months ended December 31, 2021 and (b) $3.7 million gain on land sales and $0.6 million litigation accrual adjustment upon settlement of the APMTG helium supply contract ruling, slightly offset by $0.9 million write-off of trade receivables and $0.5 million of expense associated with Delta-Tinsley CO_2 pipeline repairs during the three months ended December 31, 2020. The year ended December 31, 2021 was further impacted by $7.0 million gain on land sales, slightly offset by $0.3 million write-off of trade receivables. The year ended December 31, 2020 was further impacted by $5.9 million gain on land sales, offset by $4.2 million write-off of trade receivables, $3.8 million of expense associated with Delta-Tinsley CO_2 pipeline repairs and $1.6 million of expense associated with the APMTG helium supply contract ruling.

(12) The estimated income tax impacts on adjustments to net income (loss) for the Predecessor period is generally computed based upon a statutory rate of 25% applied to income before tax, which incorporates discrete tax adjustments primarily comprised of the tax effect of the ceiling test and accelerated depreciation, impacts of the CARES Act, valuation allowances, and the periodic tax impacts of a shortfall (benefit) on the stock-based compensation deduction.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (loss) (GAAP measure) to Adjusted EBITDAX (non-GAAP measure)

Adjusted EBITDAX is a non-GAAP financial measure which management uses and is calculated based upon (but not identical to) a financial covenant related to "Consolidated EBITDAX" in the Company's senior secured bank credit facility, which excludes certain items that are included in net income (loss), the most directly comparable GAAP financial measure. Items excluded include interest, income taxes, depletion, depreciation, and amortization, and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or are non-recurring. Management believes Adjusted EBITDAX may be helpful to investors in order to assess the Company's operating performance as compared to that of other companies in its industry, without regard to financing methods, capital structure or historical costs basis. It is also commonly used by third parties to assess leverage and the Company's ability to incur and service debt and fund capital expenditures. Adjusted EBITDAX should not be considered in isolation, as a substitute for, or more meaningful than, net income (loss), cash flows from operations, or any other measure reported in accordance with GAAP. The Company's Adjusted EBITDAX may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDAX, EBITDAX, or EBITDA in the same manner. The following table presents a reconciliation of net income (loss) to Adjusted EBITDA.

In thousands	Quarter Ended Dec. 31, 2021 Successor	Quarter Ended Dec. 31, 2020 Successor	Year Ended Dec. 31, 2021 Successor	Year Ended Dec. 31, 2020 Combined (Non-GAAP)[1]
Net income (loss) (GAAP measure)	$ 120,631	$ (53,416)	$ 56,002	$ (1,483,236)
Adjustments to reconcile to Adjusted EBITDAX				
Interest expense	690	1,481	4,147	50,082
Income tax expense (benefit)	902	(2,538)	767	(418,655)
Depletion, depreciation, and amortization	37,118	40,529	150,640	234,405
Noncash fair value losses (gains) on commodity derivatives	(74,942)	80,366	75,744	62,355
Stock-based compensation	2,534	8,212	25,322	12,323
Gain on debt extinguishment	—	—	—	(18,994)
Write-down of oil and natural gas properties	—	1,006	14,377	997,664
Reorganization items, net	—	—	—	849,980
Severance-related expense	—	—	476	3,315
Noncash, non-recurring and other	(5,467)	1,551	(11,053)	36,565
Adjusted EBITDAX (non-GAAP measure)	$ 81,466	$ 77,191	$ 316,422	$ 325,804

(1) Combined results for the year ended December 31, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable periods, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the year ended December 31, 2020 reported in accordance with GAAP.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of cash flows from operations (GAAP measure) to adjusted cash flows from operations (non-GAAP measure) and free cash flow (non-GAAP measure)

Adjusted cash flows from operations is a non-GAAP measure that represents cash flows provided by operations before changes in assets and liabilities, as summarized from the Company's Consolidated Statements of Cash Flows. Adjusted cash flows from operations measures the cash flows earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. Free cash flow is a non-GAAP measure that represents adjusted cash flows from operations less reorganization items settled in cash, interest treated as debt reduction, development capital expenditures and capitalized interest, but before acquisitions. Management believes that it is important to consider these additional measures, along with cash flows from operations, as it believes the non-GAAP measures can often be a better way to discuss changes in operating trends in its business caused by changes in sales volumes, prices, operating costs and related factors, without regard to whether the earned or incurred item was collected or paid during that period. Adjusted cash flows from operations and free cash flow are not measures of financial performance under GAAP and should not be considered as alternatives to cash flows from operations, investing, or financing activities, nor as a liquidity measure or indicator of cash flows.

In thousands	Quarter Ended Dec. 31, 2021 Successor	Quarter Ended Dec. 31, 2020 Successor	Year Ended Dec. 31, 2021 Successor	Year Ended Dec. 31, 2020 Combined (Non-GAAP)[1]
Cash flows from operations (GAAP measure)	$ 69,601	$ 7,416	$ 317,158	$ 153,734
Net change in assets and liabilities relating to operations[2]	13,223	64,466	(5,043)	60,727
Adjusted cash flows from operations (non-GAAP measure)	82,824	71,882	312,115	214,461
Reorganization items settled in cash[3]	—	—	—	39,071
Interest on notes treated as debt reduction	—	—	—	(46,417)
Development capital expenditures	(78,350)	(17,602)	(252,171)	(95,168)
Capitalized interest	(1,085)	(1,078)	(4,585)	(24,146)
Free cash flow (non-GAAP measure)	$ 3,389	$ 53,202	$ 55,359	$ 87,801

(1) Combined results for the year ended December 31, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable periods, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the year ended December 31, 2020 reported in accordance with GAAP.
(2) Working capital changes during the quarter and combined year ended December 31, 2020 include an approximately $52 million cash outflow related to settlement of the Riley Ridge helium supply contract claim with APMTG Helium, LLC.
(3) Includes costs associated with the Company's restructuring incurred during the period from July 30, 2020 through September 18, 2020.

DENBURY INC.
CAPITAL EXPENDITURE SUMMARY (UNAUDITED)[1]

In thousands	Quarter Ended December 31, 2021	Quarter Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2020
Capital expenditures				
CCA EOR field expenditures	$ 16,664	$ —	$ 35,754	$ 810
CCA CO_2 pipelines	28,142	783	87,688	10,942
CCA tertiary development	44,806	783	123,442	11,752
Non-CCA tertiary and non-tertiary fields	25,578	10,271	97,085	49,800
CO_2 sources and other CO_2 pipelines	618	287	1,657	660
Development excluding CCA tertiary	26,196	10,558	98,742	50,460
Capitalized internal costs[2]	7,348	6,261	29,987	32,956
Development capital expenditures	78,350	17,602	252,171	95,168
Acquisitions of oil and natural gas properties[3]	52	81	10,979	176
Capital expenditures, before capitalized interest	78,402	17,683	263,150	95,344
Capitalized interest	1,085	1,078	4,585	24,146
Capital expenditures, total	$ 79,487	$ 18,761	$ 267,735	$ 119,490

(1) Capital expenditure amounts include accrued capital.
(2) Includes capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs.
(3) Primarily consists of working interest positions in the Wind River Basin enhanced oil recovery fields acquired on March 3, 2021.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURE (UNAUDITED)

Reconciliation of the standardized measure of discounted estimated future net cash flows after income taxes (GAAP measure) to PV-10 Value (non-GAAP measure)

PV-10 Value is a non-GAAP measure and is different from the Standardized Measure in that PV-10 Value is a pre-tax number and the Standardized Measure is an after-tax number. Denbury's 2021 and 2020 year-end estimated proved oil and natural gas reserves and proved CO_2 reserves quantities were prepared by the independent reservoir engineering firm of DeGolyer and MacNaughton. The information used to calculate PV-10 Value is derived directly from data determined in accordance with FASC Topic 932. Management believes PV-10 Value is a useful supplemental disclosure to the Standardized Measure because the Standardized Measure can be impacted by a company's unique tax situation, and it is not practical to calculate the Standardized Measure on a property-by-property basis. Because of this, PV-10 Value is a widely used measure within the industry and is commonly used by securities analysts, banks and credit rating agencies to evaluate the estimated future net cash flows from proved reserves on a comparative basis across companies or specific properties. PV-10 Value is commonly used by management and others in the industry to evaluate properties that are bought and sold, to assess the potential return on investment in the Company's oil and natural gas properties, and to perform impairment testing of oil and natural gas properties. PV-10 Value is not a measure of financial or operating performance under GAAP, nor should it be considered in isolation or as a substitute for the Standardized Measure. PV-10 Value and the Standardized Measure do not purport to represent the fair value of the Company's oil and natural gas reserves.

In thousands	December 31, 2021	December 31, 2020
Standardized Measure (GAAP measure)	$ 2,187,051	$ 654,734
Discounted estimated future income tax	486,771	48,346
PV-10 Value (non-GAAP measure)	$ 2,673,822	$ 703,080

ESTIMATED QUANTITIES OF PROVED RESERVES ROLLFORWARD

	Oil (MBbl)	Gas (MMcf)	Total (MBOE)
Balance at December 31, 2020	140,499	15,604	143,100
Revisions of previous estimates[1]	55,998	(615)	55,895
Production	(17,258)	(3,261)	(17,801)
Acquisition of minerals in place	9,765	5,764	10,725
Sales of minerals in place	(66)	(986)	(230)
Balance at December 31, 2021	188,938	16,506	191,689
Proved Developed Reserves – end of year	179,147	16,506	181,898
Proved Undeveloped Reserves – end of year	9,791	—	9,791

(1) Reflects changes in commodity prices resulting in upward revisions of 50.1 MMBOE.

Denbury

News Release

Denbury Announces 2022 Capital Plan and Production Guidance, Focused on Progressing Strategic EOR and CCUS Initiatives

PLANO, Texas – February 24, 2022 – Denbury Inc. (NYSE: DEN) ("Denbury" or "the Company") today announced its 2022 capital budget range for oil and natural gas development expenditures of $290 million to $320 million; at the midpoint comprised of $115 million for continuation of the Cedar Creek Anticline ("CCA") EOR development and $190 million for other tertiary and non-tertiary oil-focused development projects, capitalized internal costs and CO_2 sources and pipelines. This compares to total oil and natural gas development expenditures of $252 million in 2021, of which $123 million was invested in the CCA EOR development and $129 million in other tertiary and non-tertiary oil-focused development projects, capitalized internal costs and CO_2 sources and pipelines. In addition to oil and natural gas development capital, the Company currently anticipates 2022 expenditures of approximately $50 million in connection with its strategic carbon capture, utilization, and storage ("CCUS") initiatives, which could flex higher based on the progress and timing of various CCUS agreements, including the development of new sequestration sites.

Chris Kendall, Denbury's President and Chief Executive Officer, commented, "Our 2022 capital program is designed to invest in our current operations at a sustaining level for the first time in several years, to continue the development of our cornerstone CCA EOR project, and to make strategic investments that further advance our leadership in CCUS. Based on our current oil price expectations, we anticipate accomplishing these three objectives while generating significant free cash flow, which will further strengthen our Company for transformational growth in CCUS."

Denbury completed the 105-mile CCA CO_2 Pipeline from the Bell Creek field to CCA in 2021. CCA EOR investment in 2022 totals an estimated $115 million, primarily consisting of the construction of field CO_2 recycle facilities and infrastructure, capitalized Phase 1 CO_2 costs, and the implementation of a development pilot in the Interlake formation. Based on the strong progress of the CCA project to date, certain of the 2022 CCA investments have been accelerated from initial plan. The cost of the CO_2 injected into Phase 1 prior to tertiary production will be capitalized and is anticipated at $25 million in 2022. After tertiary production commences, expected in the second half of 2023, the cost of injected CO_2 will be treated as lease operating expense.

Excluding the CCA EOR development, 2022 planned oil and natural gas capital expenditures total $190 million, an increase of more than 45 percent from 2021 and 125 percent from 2020. The Company has

previously disclosed its estimated capital level to sustain production roughly flat year on year as ranging between $175 million to $200 million, currently estimated to be on the higher end of that range based on prevailing market conditions.

2022 tertiary development, excluding CCA, includes investments in the Heidelberg, Cranfield, and Soso fields in Mississippi and Oyster Bayou in Texas, amongst others.   Non-tertiary development investments include projects at the Webster and Thompson fields in Texas as well as in the CCA waterflood areas in Montana.

The Company's anticipated CCUS capital expenditures for 2022 of approximately $50 million is expected to be primarily directed toward acquiring, testing and Class VI permitting of multiple sequestration sites, including seismic and stratigraphic test wells.   In addition, Denbury may make equity investments in certain CCUS partnerships to drive additional value in new project areas.

Sales volumes for 2022 are anticipated to range between 46,000 and 49,000 barrels of oil equivalent per day, with 97 to 98 percent of the volumes expected to be oil.   The midpoint of the 2022 range is down slightly from 2021 primarily due to underinvestment in 2020 and 2021. 2022 sales volumes are anticipated to build through the year.

Detailed guidance is included in the Company's supplemental materials which will be posted to the Denbury website before market open today.

ABOUT DENBURY

Denbury is an independent energy company with operations and assets focused on Carbon Capture, Use and Storage (CCUS) and Enhanced Oil Recovery (EOR) in the Gulf Coast and Rocky Mountain regions. For over two decades, the Company has maintained a unique strategic focus on utilizing CO_2 in its EOR operations and since 2012 has been active in CCUS through the injection of captured industrial-sourced CO_2. The Company currently injects over three million tons of captured industrial-sourced CO_2 annually, and its objective is to fully offset its Scope 1, 2, and 3 CO_2 emissions within this decade, primarily through increasing the amount of captured industrial-sourced CO_2 used in its operations. For more information about Denbury, visit www.denbury.com.

Follow Denbury on Twitter and Linkedin.

This press release contains forward-looking statements that involve risks and uncertainties, including estimates of 2022 capital expenditures and production levels, and they are based on engineering, geological, financial and operating assumptions that management of both parties believe are

reasonable based on currently available information; however, their achievement are subject to a wide range of business risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the parties' estimates only as of today and should not be relied upon as representing its estimates as of any future date. The parties assume no obligation to update these forward-looking statements.

# # #

DENBURY IR CONTACTS:
Brad Whitmarsh, 972.673.2020, brad.whitmarsh@denbury.com
Beth Bierhaus, 972.673.2554, beth.bierhaus@denbury.com

Denbury

News Release

Denbury Provides CCUS Update, Including 2022 Goals and Multiple New Agreements

PLANO, Texas – February 24, 2022 – Denbury Inc. (NYSE: DEN) ("Denbury" or "the Company") today provided an update on the continued growth of Denbury Carbon Solutions, its carbon capture, utilization, and storage ("CCUS") business, including established 2022 goals and multiple new agreements for CO_2 transportation, utilization and storage services.

The Company's 2022 goals for Denbury Carbon Solutions that will further advance the Company's vision of leading the energy transition with world-class carbon solutions include:

- Reach agreements for transportation and storage of captured industrial CO_2 emissions totaling in excess of a cumulative 10 million metric tons of CO_2 per year (mmtpa);
- Secure CO_2 sequestration sites in strategic locations with an aggregate storage potential of at least 1.2 billion tons of CO_2; and
- Progress pre-development activities on multiple potential sequestration sites, with Class VI permitting processes commenced during 2022.

The above volumetric targets are inclusive of all prior agreements announced, including those executed in 2021 and thus far in 2022.

Chris Kendall, Denbury's President and Chief Executive Officer, commented, "Following a year of tremendous progress and strong execution across our business, I believe that 2022 will be a year of significant transformation for our Company as we rapidly advance the commercialization of our CCUS business. We've established aggressive but achievable 2022 goals for our CCUS business related to long-term CO_2 transportation and storage agreements as well as the development of large-scale permanent sequestration fields and facilities. With the agreements announced in 2022 to date, we are off to a great start. Our mission in CCUS is to provide the industry's most extensive and reliable CO_2 transportation and storage service network, leveraging our existing pipeline system, sub-surface expertise, EOR assets and over two decades of experience with CO_2. Importantly, in our existing Gulf Coast enhanced oil recovery business, we can inject upwards of 10 million tons of captured industrial CO_2 per year, under existing permits and regulations, making us the only CCUS company that can provide an integrated CO_2 solution and certainty of takeaway today. We look forward to where we will take our CCUS business in 2022."

2022 SEQUESTRATION SITE AGREEMENTS

- Denbury has signed a definitive agreement with a large landowner to lease a substantial pore space position just east of Donaldsonville, Louisiana, with an estimated sequestration capacity of more than 150 million metric tons of CO_2. The sequestration site is less than 10 miles from the Company' Green Pipeline, with excellent geologic characteristics supporting high CO_2 injectivity and extensive sealing formations. First injection at the site is targeted as early as 2025. The site is in close proximity to one of the highest geographic concentrations of industrial CO_2 emissions in the U.S.

- The Company previously announced that it signed a definitive agreement for the exclusive rights to develop a CO_2 sequestration site near Mobile, Alabama. Denbury estimates the total CO_2 storage potential of this site to be over 300 million metric tons. This site is anticipated to initially anchor development of a CO_2 sequestration hub in the Mobile Bay area targeting existing and newbuild projects. The Company estimates that the site could be ready to receive CO_2 injection by 2026. Depending on the pace and scale of regional CCUS development, Denbury may consider expanding its Gulf Coast CO_2 pipeline network to connect to this site.

The cumulative CO_2 sequestration potential secured by Denbury currently totals more than 850 million metric tons.

2022 TRANSPORTATION, STORAGE & UTILIZATION AGREEMENTS

- The Company executed a term sheet for the transportation and storage of CO_2 from an existing chemicals plant located in Louisiana, less than 15 miles from the Company's Green Pipeline. The agreement covers a 12-year timeframe, commencing as early as 2025, and provides for an additional extension period subject to mutual agreement by both parties. Annual CO_2 volumes are estimated to be 0.4 mmtpa, and Denbury is provided flexibility under the agreement to utilize the CO_2 in either enhanced oil recovery or direct sequestration.

- Denbury also executed a term sheet with a developer that intends to build a hydrogen plant in Wyoming within 5 miles of Denbury's pipeline infrastructure in the Rocky Mountains. Volumes of CO_2 are anticipated to commence at 0.1 mmtpa as early as 2024, growing to more than 1 mmtpa over a multi-year period. The agreement is for 20 years with options to extend. Denbury currently plans to utilize this CO_2 in its enhanced oil recovery operations.

- The Company announced that it has entered into a strategic alliance with clean fuels innovator Infinium to collaborate on developing ultra-low carbon fuels projects in Brazoria County, Texas. Infinium electrofuels are a direct replacement for traditional jet fuel and diesel. The electrofuels facilities in Texas will convert renewable power into 'green' hydrogen and combine it with

industrial-sourced CO_2 to produce ultra-low carbon transport fuels. Under the arrangement, Denbury will source and transport captured industrial CO_2 to the Infinium facilities, which are planned to be sited in close proximity to Denbury's existing and planned CO_2 pipeline infrastructure, beginning as early as 2025. The Infinium facilities are anticipated to utilize up to 1.5 million tons of CO_2 per year. Denbury has an equity investment option in the projects.

Denbury's cumulative CO_2 transportation, storage and utilization agreements currently cover approximately 5 million metric tons of CO_2 per year.

Nik Wood, Senior Vice President, CCUS, stated, "Today's announcements demonstrate great progress in advancing Denbury's CCUS business toward significant value creation. With our 20+ years of experience in moving and injecting CO_2, our 1,300+ mile CO_2 pipeline system, and multiple potential sequestration sites in very close proximity to our infrastructure, Denbury is positioned extremely well to lead the industry in decarbonizing our world by safely and economically transporting and storing significant volumes of industrial-sourced CO_2."

ABOUT DENBURY

Denbury is an independent energy company with operations and assets focused on Carbon Capture, Use and Storage (CCUS) and Enhanced Oil Recovery (EOR) in the Gulf Coast and Rocky Mountain regions. For over two decades, the Company has maintained a unique strategic focus on utilizing CO_2 in its EOR operations and since 2012 has been active in CCUS through the injection of captured industrial-sourced CO_2. The Company currently injects over three million tons of captured industrial-sourced CO_2 annually, and its objective is to fully offset its Scope 1, 2, and 3 CO_2 emissions within this decade, primarily through increasing the amount of captured industrial-sourced CO_2 used in its operations. For more information about Denbury, visit www.denbury.com.

The Denbury Carbon Solutions team was formed in January 2020 to advance Denbury's leadership in the anticipated high-growth CCUS industry, leveraging Denbury's unique capabilities and assets that were developed over the last 20-plus years through its focus on CO_2 EOR.

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This press release uses the term "agreement" to refer to both executed definitive agreements and executed term sheets covering various CCUS arrangements. These arrangements are subject to technical and feasibility evaluations, and in the case of certain of the CO_2 transportation, utilization and storage term sheets, the building of new industrial facilities in future years.

This press release contains forward looking statements that involve risks and uncertainties, including the nature and extent of agreements reached with nearby emission capture facilities, along with the results of Denbury's pre-injection period tests and assessments. These statements are based on engineering, geological, financial and operating assumptions that management of both parties believe are reasonable based on currently available information; however, their achievement are subject to a wide range of business risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the parties' estimates only as of today and should not be relied upon as representing its estimates as of any future date. The parties assume no obligation to update these forward-looking statements.

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DENBURY CONTACTS:
Brad Whitmarsh, 972.673.2020, brad.whitmarsh@denbury.com
Beth Bierhaus, 972.673.2554, beth.bierhaus@denbury.com